UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G
(Amendment No. 1)
(No longer required to file Schedule 13D)

Under the Securities Exchange Act of 1934

INTEGRAL VISION, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

4 5 8 1 1 H 1 0 6
(CUSIP Number)

December 31, 2004 (Required annual filing)
(Date of Event Which Requires Filing of this Statement)

☑ Rule 13d-1(c) for John R. Kiely, III

CUSIP Number:	4 5 8 1 1 H 1 0 6
Item 1:	Reporting Person: John R. Kiely , III
Item 4:	United States of America
Item 5:	2,673,487
Item 6:	10,200
Item 7:	2,673,487
Item 8:	10,200
Item 9:	2,683,687
Item 11:	16.29%
Item 12:	IN

Item 1(a).	Name of Issuer:

Integral Vision, Inc.

Item 1(b).	Name of Issuer’s Principal Executive Offices:

3 8 7 0 0 Grand River Avenue Farmington Hills, Michigan 4 8 3 3 5

Item 2(a).	Name of Person Filing:

John R. Kiely, III

Item 2(b).	Address or Principal Business Office or, if none, Residence:

1 7 8 1 7 Davis Road Dundee, MI 4 8 1 3 1

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

4 5 8 1 1 H 1 0 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:

Not applicable

Item 4.	Ownership:

John R. Kiely, III:

(a)	Amount Beneficially Owned:	2,683,687
	(includes warrants to purchase 1,592,822 shares and notes convertible into 162,065 shares)

(b)	Percent of Class:	16.29%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	2,673,487

(ii)	shared power to vote or to direct the vote:	10,200

(iii)	sole power to dispose or to direct the disposition of:	2,673,487

(iv)	shared power to dispose or to direct the disposition of:	10,200

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2005

/s/ John R. Kiely, III
John R. Kiely, III